Item 7.     Management's Discussion and Analysis of Financial Condition
             and Results of Operations.


 Results of Operations

  The Company has not generated significant revenues and none of its products have been submitted to or received approval from the FDA for the sale of such products to the diagnostic or therapeutic markets.

 	Fiscal 1996 and Fiscal 1995 (Year Ended June 30, 1995)

  Sales decreased $87,788 (13.5%) in Fiscal 1996 as the result of lower cytokine assay sales. The sales decrease was in the domestic market while international sales increased. Worldwide competition continues to be intense. Average sales price per kit increased slightly in Fiscal 1996 versus Fiscal 1995 due to lower sales volume of bulk assay components. In Fiscal 1996, three customers accounted for approximately 50% of sales compared to 32% of Fiscal 1995 sales. Loss of any of these customers, if a comparable new customer is not found, would have a material adverse effect on the Company's sales.

  Cost of sales decreased $20,612 (6%) due to the lower sales volume, lower usage of manufacturing materials, lower salary expenses and lower depreciation offset, in part, by higher repair expenses. Gross profit decreased to 43% from 48% in Fiscal 1995.

  The Company received $400,000 of funded research and development fees pursuant to the Research and Development Agreement between the Company and R&D Systems under which the Company will receive $400,000 of funding in Fiscal 1997 and $200,000 in Fiscal 1998. In Fiscal 1995, the Company received $1 million in license fees from R&D Systems and $50,000 in license
 fees related to the grant of a sublicense to another company.   The Company
 paid $70,000 in fees to the Institutions in Fiscal 1995 which were offset against the license fee income. Other income decreased $580,000 in Fiscal 1996 versus 1995, as a result of these transactions.

   Operating expenses increased $762,320 (74.9%) from Fiscal 1995 due to the significant expenses incurred as the result of ongoing litigation, increased salary expense and due to the initiation of a periodontal disease study which the Company is funding at a dental school.

  Interest income increased $18,354 in Fiscal 1996 due to the investment of cash balances.

 	Fiscal 1995 and Fiscal 1994 (Year Ended June 30, 1994)

  Sales decreased $224,678 (25.7%) in Fiscal 1995 as the result of lower cytokine assay kit sales offset, in part, by higher sales of cytokine proteins and antibodies. The sales decrease was seen in both the Company's domestic and international markets. Worldwide competition in the cytokine research market resulted in lower pricing. Bulk sales of assay components decreased in Fiscal 1995 while bulk cytokine protein sales increased. The lower bulk assay component sales were largely the result of the end of a two-year research program at one customer that had purchased approximately $100,000 of components over each of the last two calendar years. Assay sales continue to reflect a trend towards lower unit pricing within the research market as well as lower bulk component sales to another company under a private labeling supply agreement. An independent European distributor and two domestic customers accounted for 44% of Fiscal 1995 sales. Of the two domestic customers, one accounted for more than 25% of Fiscal 1995 sales and the other, a new customer, accounted for 10% of Fiscal 1995 sales. The European distributor, which has purchased products from the Company since 1985, accounted for approximately 11% of sales in Fiscal 1994,
 but only 7% of Fiscal 1995 sales.   The loss of any of these three customers,
 if a comparable new customer is not found, could have a material adverse affect on the Company's sales.

 The Company continues to seek to augment its distribution network. To this end, the Company entered into a license and supply agreement with R&D
 Systems in March 1995. Under this agreement, the Company will sell IL-1 protein and bulk IL-1 assay components to R&D Systems for their resale to the research market worldwide.

  Cost of sales decreased $18,136 (5.0%) due to the lower sales volume, lower usage of manufacturing materials and lower depreciation offset, in part, by higher salary expenses. Gross profit decreased to 48% from 59% in Fiscal 1994 due to the relative decrease in sales being greater than the decrease in cost of sales.

  In Fiscal 1995, the Company received $1 million in license fees related to the license and supply agreement with R&D Systems. The Company paid the Institutions $70,000 in fees which were offset against the license fee income. The Company also received $50,000 in license fees related to the grant of a sublicense to another company for use of IL-1 in its pharmaceutical research program and $5,000 of royalty income under a non-exclusive sublicense granted to a third company in 1991. These transactions resulted in a $980,000 increase in other income versus Fiscal 1994.

  Operating expenses increased $222,287 (28%) as compared to Fiscal 1994 due to increased legal and consulting expenses associated with ongoing litigation offset, in part, by lower advertising and printing expenses. Research and occupancy expenses were essentially unchanged from Fiscal 1994.

  Interest income increased $7,657 in Fiscal 1995 due to the investment of higher cash balances.

  The Company has reflected a tax provision of $5,700, calculated under the Alternative Minimum Tax method, against Fiscal 1995 income.

  Liquidi`ty and Capital Resources

  At June 30, 1996 the Company had current assets of $601,986, including cash of $359,600. The Company made an operating profit in Fiscal 1995, but incurred a loss in Fiscal 1996. There can be no assurance that operations will return to profitability.

  There were no capital expenditure commitments outstanding at June 30, 1996.

  The Company will continue to seek new product development and distribution opportunities to increase sales. In April 1995, a Research and Development Agreement between the Company and R&D Systems will provide the Company with $1 million of research funding, payable over a two and a half year period which began July 1, 1995.

  In July 1995, PeproTech filed for protection under the Bankruptcy Code and has filed an amended appeal, which resulted in additional expense for this litigation. Under a fee arrangement with the attorneys handling the litigation against Immunex, the Company's fee payment obligation was completed in July 1994. However, significant ongoing out-of-pocket expenses of this suit continued to be incurred in Fiscal 1996, which will be partially shared by the Institutions pursuant to a January 1994 agreement under which the Institutions will also participate in any award or settlement which may result. Trial in the Immunex suit which had been scheduled for September
 24, 1996 is being rescheduled to November 1996, due to other scheduling conflicts of the Court. Expenses of these lawsuits will continue to place demands on the Company's liquidity and may effect its profitability.

  The Appeals Court has scheduled a hearing of PeproTech's appeal for October 7, 1996. It is not known when the Appeals Court might rule, or if the approximately $3 million award for damages, interest and attorneys fees by the District court will be overturned, remanded or confirmed. See Item 1 - Business - Patent Protection.

  In its suit against Immunex, the Company is seeking damages of approximately $30 - $70 million. There can be no assurance that the Company will be successful in receiving the amount sought either at trial or by settlement or that any award might not be overturned on appeal. See Item 1 - Business - Patent Protection.

 The Independent Auditors' Report includes an explanatory paragraph regarding certain conditions which raise substantial doubt about the Company's ability to continue as a going concern. See - Independent Auditors' Report and Note 1 to Financial Statements.

 While management believes the Company will be able to generate sufficient cash flow from operations to meet its obligations on a timely basis, the Company's liquidity and ability to fund its needs in Fiscal 1997 will be affected by the ongoing litigation with PeproTech and Immunex lawsuits. Should both these suits not reach conclusion in Fiscal 1997, the Company will seek additional sources of capital or debt financing and will reduce operating expenses. There can be no assurance that such financing will be available to the Company on acceptable terms, if at all. If adequate funds are not available from operations, the outcome of the lawsuits or other sources, the Company's business would be materially adversely effected.

  Impact of Inflation

  For the Company's three most recent fiscal years, inflation and changing prices have had no material impact on the Companys' sales, revenues or income from continuing operations.

   Item 8. Financial Statements and Supplementary Data.

           The response to this Item is submitted in a separate section of this Report on page F-1.

   Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

           Not applicable.

                                PART III

    Item 10.  Directors and Executive Officers of the Registrant.

         The following table sets forth each current Director and executive officer of the Company, together with his age and office held:


      Name                        Age                Office


 Henry Grausz, M.D.                56   Chairman of the Board of
                                        Directors and Chief Executive Officer

 Isidore S. Edelman, M.D.          75   Vice Chairman of the Board of Directors

 Bruce C. Galton                   44   President, Chief  Operating and
                                        Financial  Officer,
                                        Secretary and  Treasurer, Director

 Richard S. Dondero                46   Vice President of Operations and
                                        Product  Development


 Thomas P. Carney, Ph.D.           81   Director

 Frank G. Stout                    47   Director

  Henry Grausz, M.D. is co-founder of the Company and has been Chairman of its Board of Directors since its inception. Dr. Grausz's speciality is nephrology and he holds degrees from Tufts University (B.S.) and Chicago Medical School (M.D.). Since 1993, Dr. Grausz has been President of Lans-downe Development Company, L.L.C. in Virginia and since 1994 a Senior Managing Director of Galway Partners, L.L.C., an investment and merchant
 banking firm in Washington, D.C.   From 1991 through 1994, Dr. Grausz was
 President of GFI, a commercial real estate brokerage firm, and from 1989 to 1990, Dr. Grausz was a partner of Smith Ranch Homes, a real estate partnership.

  Isidore S. Edelman, M.D. is co-founder of the Company and has been a director since its inception. Dr. Edelman holds degrees from Indiana University (B.A.) and Indiana University School of Medicine (M.D.). Dr. Edelman is the Robert Wood Johnson, Jr. Professor of Biochemistry and former Chairman of the Department of Biochemistry and Molecular Biophysics,
 College of Physicians and Surgeons, Columbia University. Prior to joining the faculty of Columbia University in June 1978, he was the Samuel Neider Research Professor of Medicine and Professor of Biophysics at the University of California School of Medicine in San Francisco. Dr. Edelman is a member of the National Academy of Sciences and the Institute of Medicine of the National Academy of Sciences and the American Academy of Arts and Sciences.

  Bruce C. Galton has been President, Chief Operating and Financial Officer and a director since November 1988. Prior to November 1988, Mr. Galton was Vice President and Chief Financial Officer, Secretary and Treasurer of the Company since January 1985. From 1977 to 1984, Mr. Galton was employed in various capacities by Becton Dickinson & Co. Mr. Galton was Manager of Cost and Budgets at Becton's B-D Immunodiagnostics division from August 1983 to December 1984 and Financial Manager of its Becton, Dickinson Laboratory Systems Division from May 1981 to August 1983. He holds a B.S. from the University of Virginia and an MBA from Fairleigh Dickinson University.

  Richard S. Dondero has been Vice President-Operations and Product Development since May 1991. Mr. Dondero joined the Company in 1985 and was named Director of Operations in 1988. From 1977 to 1985, Mr. Dondero was employed by Ortho Diagnostics. Mr. Dondero holds a master of science degree (biology) from Seton Hall University and a bachelor of arts degree (biology and chemistry) from Jersey City State College.

  Thomas P. Carney, Ph.D. has been a director of the Company since September
 1989.   Dr. Carney has been Chairman and CEO of Metatech Corporation, which develops medical devices, since it was organized in 1976. Prior to forming Metatech Corporation, Dr. Carney was an Executive Vice President of G.D. Searle & Company (1965-1976) and was Vice President of Research and Development of Eli Lilly and Company prior to joining Searle. Dr. Carney holds a B.S. in chemical engineering from the University of Notre Dame and Masters and Ph.D. degrees from Pennsylvania State University.

  Frank G. Stout has been the Vice President-Research Administration of New England Medical Center Hospitals, Inc. (Tufts University) since 1983. Prior to 1983, Mr. Stout was Assistant Director of Research Administration of the Center for the Advancement of Research and Biotechnology. Mr. Stout
 received his B.Sc. in Biology from the University of South Dakota and his MPH in Health Administration from the Tulane Medical Center.
                ___________________________________

  All directors hold office until the next annual meeting of stockholders and until their successors are elected and qualified. Officers hold office until their successors are chosen and qualify, subject to earlier removal by the Board of Directors and subject to rights, if any, under contracts of employment. As part of the Company's Chapter 11 settlement agreement, the Institutions have the right to designate one individual nominated by management to the Board of Directors. If Cistron is consolidated or merged or acquired by a third party whose primary products and/or interest is in areas other than IL-1, its variants, derivatives or applications, Cistron will no longer be obligated to appoint such a representative and the representative of the Institutions then acting as a Director of Cistron will resign. Currently, Mr. Frank G. Stout is the Institutions' designee on the Board. Drs. Grausz and Edelman each devote approximately 10% of their time to the affairs of the Company without compensation therefor.
                   ___________________________________

  Dr. Edelman filed one Form 4 approximately two months late on which he reported a June 3, 1996 sale of shares of common stock.

 Item 11. Executive Compensation

  The following table sets forth all cash compensation paid or accrued by the Company during the last three Fiscal years to the Chief Executive Officer and to the only executive officer whose cash compensation during such year exceeded $100,000 (no bonuses or other annual compensation having been paid in any such years):

                      SUMMARY COMPENSATION TABLE




                                                Long-Term Compensation
                                                ----------------------
                                           Annual                                            Annual
                                         Compensation          Awards
                                         -------------------------------------
     Name and                Fiscal                           Common Srock
Principal Position            Year         Salary($)    Underlying Options (#)
---------------------------------------------------------------------------------
   Henry Grausz, M.D.          1996           ---                ---
Chairman, Chief Executive      1995           ---                ---
      Officer                  1994           ---                ---


Bruce C. Galton                1996          $156,667          784,000
President, Chief               1995          $140,000           73,053
Operating and                  1994          $140,000             ---
Financial Officer

 	The following table sets forth certain information concerning options granted in Fiscal 1996 to the individuals named in the Summary
 Compensation Table:


                      OPTION GRANTS IN FISCAL 1996

Name            Common Stock Under-    % of Total Options    Exercise Price  Experation
                Lying Options Granted  To Employees in 1996    ($/Share)        Date
---------------------------------------------------------------------------------------
Bruce C. Galton     109,031 (1)             13.4%                .375          4/26/06
Bruce C. Galton     674,969 (2)             82.8%                .1875        11/20/05
---------------------------------------------------------------------------------------

(1)  Exercisable in full commencing October 24, 1996.
(2)  Exercisable in full commending May 21, 1996.

 The following table sets forth certain information concerning unexercised options held at June 30, 1996 by the executive officer listed in the Summary Compensation Table (who did not exercise any options during Fiscal 1996):


                   OPTION VALUES AT JUNE 30, 1996

---------------------------------------------------------------------------------------
                   Number of Unexercised Options      Value of Unexercised in-the-Money
                         at June 30,1996                 Options at June 30, 1996 (1)
                         ---------------                 ------------------------
Name               Exercisable     Unexercisable         Exercisable     Unexercisable
---------------------------------------------------------------------------------------
Henry Grausz M.D.    259,587           ---                $  66,195          ---

Bruce C. Galton     1,302,126        109,031 (2)          $ 118,259          ---
----------------------------------------------------------------------------------------

 (1)  Based on the average of the bid and asked prices on June 30, 1996 of
      $.275
 (2)  Unexercisable options to purchase 109,034 shares are out-of-the-money.

  In April 1994, Mr. Galton entered into a new five-year employment contract with the Company. The employment agreement of Mr. Galton also contains a confidentiality provision that requires Mr. Galton to maintain as confidential any confidential information obtained during the course of employment for the period of such agreement and for three years after termination thereof.

  The employment agreement of Mr. Galton provides that in the event the employment of Mr. Galton is terminated without cause by the Board of Directors, or if the Company refuses to renew the employment agreement of Mr. Galton upon his written request, then the Company will (i) pay Mr.
 Galton an amount equal to six months of Mr. Galton's current salary in equal monthly installments, commencing the month in which the termination occurs or the salary which would be due under the remaining unexpired term of the agreement, whichever is greater, (ii) enter into a consulting contract with Mr. Galton's at full pay and benefits for a minimum of three months and (iii) lend Mr. Galton such amount as may be required to exercise any stock options then exercisable by Mr. Galton to purchase shares of the Company's Common Stock.

  The employment agreement also provides that in the event the Company relocates during the term of the employment agreement, and Mr. Galton relocates with the Company, the Company will reimburse Mr. Galton for all relocation costs and pay Mr. Galton a bonus of $25,000 upon completing such relocation. If Mr. Galton chooses not to relocate with the Company, he will receive the applicable termination pay described in clauses (i) and (iii) of the preceding paragraph plus an additional three months salary as severance pay.

  During Fiscal 1996, the Company maintained a "key man" life insurance policy on the life of Mr. Galton in the amount of $1,000,000.

  Starting in Fiscal 1996, directors who are not employees received a retainer fee of $1,200 per annum and $500 for each meeting of the Board of Directors attended. Also starting in Fiscal 1996, Dr. Edelman will be paid at the rate of $200 per hour for any scientific consulting services he may perform at the Company's request. Directors who are not employees or officers of the Company also receive options to purchase 50,000 shares of Common Stock for each year of service as such, up to a total of 150,000 shares. Mr. Stout has agreed to serve without cash compensation and without receipt of stock options.

 Item 12.  Security Ownership of Certain Beneficial Owners and Management.

  The following table sets forth information as of August 30, 1996 with respect to the beneficial ownership of Cistron's Common Stock by (i) each person known by Cistron to own beneficially more than five percent of such Common Stock, (ii) each Director, (iii) each executive officer named in the Summary Compensation Table under Item 11, and (iv) all Directors and executive officers as a group, together with their percentage ownership of such shares:

 Name and Address of                   Shares Beneficially       Percent
 Beneficial Owner                            Owned             Outstanding
 -------------------------------------------------------------------------
 Henry Grausz, M.D. (1)                5,917,993 (2)               21.8%
 Mark Capital Corporation              1,839,760 (4)                6.8
  535 Madison Avenue 18th Floor
  New York, New York 10022
 Med-Tech Ventures Inc.                4,126,365 (3)               15.4
  c/o Warner-Lambert Company
  Mt. Tabor Road
  Morris Plains, NJ 07950
 Isidor S. Edelman, M.D. (1)           2,411,681 (5)                9.0
 Bruce C. Galton                       1,411,157 (6)                5.0
 Thomas P. Carney, Ph.D.                 150,000 (6)                 *
 Frank G. Stout                              600 (7)                 *
 All directors and executive          10,263,038 (8)               35.3
 officers as a group
 (6 persons)
 ______________

 * less than 1%

(1) c/o Cistron Biotechnology, Inc. 10 Bloomfield Avenue, Pine Brook, New Jersey 07058.

(2) Includes 259,587 shares issuable upon currently exercisable options.

(3) Med-Tech Ventures, Inc. ("Med-Tech") has the right, exercisable at any time to require the Company to register all of Med-Tech's shares under the Act at the Company's expense. Med-Tech is a venture capital subsidiary of Warner-Lambert Company, and has no other business relationship with the Company.

(4) Of which, 1,337,298 shares are held beneficially by Mark Capital
    Corporation and 502,462 shares are held beneficially by the Kimberlin Family Partnership. The General Partner of the Kimberlin Family Partnership is Kevin Kimberlin, the President and principal stockholder of Mark Capital Corporation. Mr. Kimberlin shares the power to vote and to direct the disposition of all shares held by Mark Capital Corporation.

(5) Includes 54,374 shares issuable upon currently exercisable options, but does not include 194,935 shares owned by Dr. Edelman's spouse, as to which he disclaims beneficial ownership.

(6) Consists of shares issuable upon exercise of currently exercisable options.

(7) Mr. Stout disclaims beneficial ownership of 400,534 shares, 302,289 shares and 136,870 shares owned as of August 31, 1994 by the Massachusetts Institute of Technology, the New England Medical Center Hospitals, Inc. and Wellesley College, respectively, the Institutions of which Mr. Stout serves as designee on the Company's Board of Directors.

(8) Includes options described in notes (2), (5) and (6) and options to 356,722 shares held by an executive officer not named in Summary Compensation Table, but excludes 194,935 shares owned by Dr. Edelman's spouse.
                             _____________________________


Item 13.  Certain Relationships and Related Transactions

          None.

                               PART IV

 Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.


          (a) and (d) Financial Statements and Schedules.
              See Index to Financial Statements on page F-1.

          (b) Reports on Form 8-K.
              None.

          (c) Exhibits.
              See Index to Exhibits on page E-1.
              Exhibits 10.2a, 10.3a and 10.9 relate to management compensatory agreements.

                              SIGNATURES





  Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Pine Brook, State of New Jersey, on the 24th day of September, 1996.



                   CISTRON BIOTECHNOLOGY, INC.


                                                 By: /s/HENRY GRAUSZ, M.D.
                                                 -------------------------
                                                     Henry Grausz, M.D.
                                                    Chairman of the Board
                                                  and Chief Executive Officer


 Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrants and in the capacities and on the dates indicated.



 Signature                     Title                                 Date




/s/HENRY GRAUSZ, M.D.      Chairman of the Board and         September 24,1996
------------------------
Henry Grausz, M.D.         Chief Executive Officer

/s/ISIDORE S.EDELMANM M.D. Vice Chairman of the Board        September 24,1996
--------------------------
Isidore S. Edelman,M.D.

/s/BRUCE C. GALTON         President, Chief Operating and    September 24,1996
--------------------------
Bruce C. Galton            Financial Officer and Director
                           (Principal Financial and
                            Accounting Officer)

/s/THOMAS P. CARNEY,Ph.D.   Director                         September 24,1996
---------------------------
Thomas P. Carney, Ph.D.

/s/FRANK G. STOUT           Director                         September 24,1996
---------------------------
Frank G. Stout

                         INDEX TO EXHIBITS

3.1  Registrant's Certificate  of  Incorporation...........................(1)
3.1a Registrant's Amendment to Certificate of Incorporation, dated July 9,
     1986..................................................................(1)
3.1b Registrant's Amendment to Certificates of Incorporation, dated August
     14, 1986............................................................. (1)
3.2  Registrant's Amended By-laws .........................................(1)
10.1 Settlement Agreement, dated June 30, 1991, among Registrant, E.I. du
     Pont de Nemours and Company and The DuPont Merck Pharmaceutical Company
     ......................................................................(2)
10.2a Employment Agreement, dated April 30, 1994,  between Registrant and
      Bruce C. Galton .....................................................(8)
10.3a Employment Agreement, dated April 30, 1994, between Registrant and
      Richard S. Dondero ..................................................(8)
10.4  License Agreement, dated March 30, 1992, between Registrant and Genetic
      Therapy, Inc. .......................................................(6)
10.5 Sponsored Research Agreement and License Agreement, effective as of October 1, 1983 and December 1, 1983, respectively, each between
      Registrant and the Institutions, named therein.......................(1)
10.5a Amendments to Sponsored Research Agreement and License Agreement, each dated July 9, 1986...................................................(3)
10.5b Amendments to Sponsored Research Agreement and License Agreement, each dated February 19, 1987..............................................(6)
10.5c Amendment to sponsored Research Agreement, dated May 6,1988..........(4)
10.6  License Agreement, dated September 15, 1988, between Registrant and
      Rijksuniversiteit of Limburg (Holland)...............................(6)
10.6a License Agreement, dated September 15, 1993, between Registrant and
      Rijksuniversiteit of Limburg (Holland)...............................(6)
10.8  Lease, dated September 4, 1984, between Registrant and Stanley
      Karczynski...........................................................(1)
10.8a First Amendment to Lease, dated February 10, 1989, between Registrant and Stanley Karczynski...............................................(6)
10.8b Second Amendment to Lease dated November 19, 1991, between Registrant and Stanley Karczynski...............................................(6)
10.9  Registrant's 1985 Employee Stock Option Plan, as amended.............(5)
10.13 Settlement Agreement, dated May 17, 1993, between Registrant, Biotech
      Australia Pty. Limited and the Institutions, named therein...........(7)
10.14 Sponsored R&D and Supply Agreement, dated June 30, 1993, between
      Registrant and Genzyme Corporation...................................(7)
10.14aSupply Agreement, dated July 10, 1996, between Registrant and Genzyme
      Corporation...........................................................40
10.15 License Agreement, dated March 21, 1995, between Registrant and Research and Diagnostic Systems, Inc..........................................(9)
10.16 Research and Development Agreement, dated April 10, 1995, between
      Registrant and Research and Diagnostics Systems, Inc................(10)
24.1 Consent of Deloitte & Touche LLP with respect to financial information contained in the Registrant's Registration Statement of Form S-8
      (File No. 33-13704)..................................................47
27    Financial Data Schedule..............................................48

(1) Filed as the same numbered Exhibit to the Registrant's Registration Statement on Form S-1 (File No. 33-5824) (the "Form S-1") and incorporated herein by reference thereto.
(2) Filed as Exhibit 10.2a to the Registrant's Annual Report on Form 10-K for the year ended June 30, 1991 (the "1991 Form 10-K") and incorporated herein by reference thereto.
(3) Filed as Exhibit 10.12 to the Registrant's Form S-1 and incorporated herein by reference thereto.
(4) Filed as Exhibit 28.1 to the Registrant's Report on Form 10-Q for the quarter ended March 31, 1988 and incorporated herein by reference thereto.
(5) Filed as Exhibit 4 to the Registrant's Registration Statement on Form S-8 (File No. 33-13704) and incorporated herein by reference thereto.
(6) Filed as the same numbered Exhibit to the Registrant's 1992 Form 10-K and incorporated herein by reference thereto.
(7) Filed as the same numbered Exhibit to Registrant's 1993 Form 10-K and incorporated herein by reference thereto.
(8) Filed as the same numbered Exhibit to Registrant's 1994 Form 10-K and incorporated herein by reference thereto.
(9) Filed as Exhibit 10.14 to the Registrant's Report on Form 10-Q for the quarter ended March 31, 1995 and incorporated herein by reference thereto.
(10) Filed as Exhibit 10.15 to the Registrant's Report on Form 10-Q for the quarter ended March 31, 1995 and incorporated herein by reference thereto.

                       Cistron Biotechnology, Inc.

                      (A Development Stage Company)


               Index to Financial Statements and Schedules



                Years ended June 30, 1994, 1995 and 1996











  Financial Statements:


  Independent Auditors' Report                                 F-2

  Balance Sheets                                               F-3

  Statements of Operations                                     F-4

  Statements of Shareholders' Equity/(Deficiency)              F-5

  Statements of Cash Flows                                     F-7

  Notes to Financial Statements                                F-9










                                * * * *

 INDEPENDENT AUDITORS' REPORT




 To The Board of Directors and Shareholders
 Cistron Biotechnology, Inc.
 Pine Brook,  New Jersey




  We have audited the accompanying balance sheets of Cistron Biotechnology, Inc. (a development stage company) as of June 30, 1996 and 1995, and the related statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended June 30, 1996, and for the period from February 2, 1982 (date of commencement of operations) to June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly in all material respects, the financial position of the Company as of June 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, and for the period from February 2, 1982 (date of commencement of operations) to June 30, 1996, in conformity with generally accepted accounting principles.

  The Company is in the development stage as of June 30, 1996. As discussed in Note 1 to the financial statements, the Company has not generated any significant revenues and must obtain approval of its products for sale or license to the diagnostic and/or therapeutic market in accordance with its business plan.

  The accompanying financial statments have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements the Company sustained recurring losses from operations, negative cash flows, and stockholders' capital deficiency. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



 /Deloitte & Touche LLP/
  Parsippany, New Jersey
  September 12, 1996







                                    F-2




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